# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Viper Energy, Inc., CIK 0002074176
CUSIP: 927959106
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 500 West Texas Avenue, Suite 100, Midland, Texas (TX), 79701
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001726182

## Reporting persons
- Tumbleweed Royalty IV, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,746,384; sole dispositive power 0; shared dispositive power 6,746,384; aggregate amount beneficially owned 6,746,384 (3.36% of the class)
  Comment: (1) Tumbleweed Royalty IV, LLC ("TWR IV") is the direct holder of 6,746,384 units ("OpCo Units") representing limited liability company interests in Viper Energy Partners LLC, a Delaware limited liability company ("OpCo"), and an option (the "Class B Option") to acquire an equal number of shares of Class B Common Stock ("Class B Common Stock") of Viper Energy, Inc. (the "Issuer"). Prior to the exercise of the Class B Option by TWR IV, the OpCo Units held by TWR IV are exchangeable for an equal number of shares of Class A Common Stock ("Class A Common Stock") of the Issuer. Following the exercise of the Class B Option by TWR IV, the Class B Common Stock and an equal number of OpCo Units are exchangeable for an equal number of shares of Class A Common Stock of the Issuer.
  
  (2) This calculation is based on an assumed combined total of 200,961,399 shares of Class A Common Stock outstanding, which consists of: (a) a total of 194,215,015 shares of Class A Common Stock outstanding as of May 1, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended March 31, 2026 filed with the Securities and Exchange Commission ("SEC") on May 6, 2026 (the "Quarterly Report"); and (b) assumes that all 6,746,384 OpCo Units directly held by TWR IV were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 164,810,547 shares of Class B Common Stock outstanding as of May 1, 2026, as reported by the Issuer in the Quarterly Report.
- EnCap Energy Capital Fund X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 1,315,530; sole dispositive power 0; shared dispositive power 1,315,530; aggregate amount beneficially owned 1,315,530 (0.67% of the class)
  Comment: (3) EnCap Energy Capital Fund X, L.P. ("EnCap Fund X") is the direct holder of 1,315,530 OpCo Units, which are, together with an equal number of shares of Class B Common Stock, exchangeable for an equal number of shares of Class A Common Stock.
  
  (4) This calculation is based on an assumed combined total of 195,530,545 shares of Class A Common Stock outstanding, which consists of: (a) a total of 194,215,015 shares of Class A Common Stock outstanding as of May 1, 2026, as reported by the Issuer in the Quarterly Report; and (b) assumes that all 1,315,530 OpCo Units directly held by EnCap Fund X were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 164,810,547 shares of Class B Common Stock outstanding as of May 1, 2026, as reported by the Issuer in the Annual Report.
- EnCap Energy Capital Fund XI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 6,746,384; sole dispositive power 0; shared dispositive power 6,746,384; aggregate amount beneficially owned 6,746,384 (3.36% of the class)
  Comment: (5) Includes 6,746,384 OpCo Units owned directly by TWR IV. EnCap Energy Capital Fund XI, L.P. ("EnCap Fund XI") is the managing member of TWR IV.
  
  (6) See footnote (2).
- EnCap Partners GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,061,914; sole dispositive power 0; shared dispositive power 8,061,914; aggregate amount beneficially owned 8,061,914 (3.99% of the class)
  Comment: (7) Includes 6,746,384 OpCo Units owned directly by TWR IV and 1,315,530 OpCo Units owned directly by EnCap Fund X. EnCap Partners GP, LLC ("EnCap Partners GP") is the sole general partner of EnCap Partners, LP ("EnCap Partners"), which is the managing member of EnCap Investments Holdings, LLC ("EnCap Holdings"), which is the sole member of EnCap Investments GP, L.L.C. ("EnCap Investments GP"), which is the sole general partner of EnCap Investments L.P. ("EnCap Investments LP"). EnCap Investments LP is the sole member of EnCap Equity Fund XI GP, LLC ("EnCap Fund XI GP"), which is the general partner of EnCap Equity Fund XI GP, L.P. ("EnCap Fund XI LP"), which is the sole general partner of EnCap Fund XI, which is the managing member of TWR IV. EnCap Investments LP is the general partner of EnCap Equity Fund X GP, L.P. ("EnCap Fund X GP"), which is the general partner of EnCap Fund X. Therefore, EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund XI GP may be deemed to beneficially own securities owned by EnCap Fund XI and TWR IV. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP and EnCap Fund X GP may be deemed to beneficially own securities owned by EnCap Fund X. EnCap Partners GP, EnCap Partners, EnCap Holdings, EnCap Investments GP, EnCap Investments LP, EnCap Fund XI GP LLC, EnCap Fund XI GP and EnCap Fund X GP disclaim beneficial ownership of the securities owned by EnCap Fund XI and EnCap Fund X, as applicable, except to the extent of their respective pecuniary interest therein, and this statement shall not be deemed an admission that any such entity is the beneficial owner of the reported Common Units for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or any other purpose.
  
  (8) This calculation is based on an assumed combined total of 202,276,929 shares of Class A Common Stock outstanding, which consists of: (a) a total of 194,215,015 shares of Class A Common Stock outstanding as of May 1, 2026, as reported by the Issuer in the Quarterly Report; and (b) assumes that all (i) 6,746,384 OpCo Units directly held by TWR IV and (ii) 1,315,530 OpCo Units held by EnCap Fund X were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. There were a total of 164,810,547 shares of Class B Common Stock outstanding as of May 1, 2026, as reported by the Issuer in the Quarterly Report.

## Item 1. Issuer
Name of issuer: Viper Energy, Inc.
Address of issuer's principal executive offices: 500 West Texas, Suite 100, Midland, TX 79701

## Item 2. Person Filing
Name of person filing:
Tumbleweed Royalty IV, LLC ("TWR IV")
EnCap Energy Capital Fund X, L.P. ("EnCap Fund X")
EnCap Energy Capital Fund XI, L.P. ("EnCap Fund XI")
EnCap Partners GP, LLC ("EnCap Partners GP")
Address of principal business office or, if none, residence:
The principal business address of TWR IV is: 3724 Hulen Street, Fort Worth, TX 76107
The principal business address for each of EnCap Fund X, EnCap Fund XI and EnCap Partners GP is: c/o EnCap Investments, L.P., 9651 Katy Freeway, Suite 600, Houston, TX 77024
Citizenship: TWR IV is a Delaware limited liability company; EnCap Fund X is a Texas limited partnership; EnCap Fund XI is a Texas limited partnership; EnCap Partners GP is a Delaware limited liability company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 8,061,914
Percent of class: 3.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 8,061,914
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 8,061,914

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Tumbleweed Royalty IV, LLC: /s/ John Sellers, John Sellers / Co-Chief Executive Officer (05/15/2026)
- EnCap Energy Capital Fund X, L.P.: /s/ Douglas E. Swanson, Jr., Douglas E. Swanson, Jr. / Managing Director (9) (05/15/2026)
- EnCap Energy Capital Fund XI, L.P.: /s/ Douglas E. Swanson, Jr., Douglas E. Swanson, Jr. / Managing Director (10) (05/15/2026)
- EnCap Partners GP, LLC: /s/ Douglas E. Swanson, Jr., Douglas E. Swanson, Jr. / Managing Director (05/15/2026)
Comment: (9) By EnCap Equity Fund X GP, L.P., its general partner; by EnCap Investments L.P., its general partner; by EnCap Investments GP, L.L.C., its general partner; by EnCap Investments Holdings, LLC, its sole member; by EnCap Partners, LP, its managing member; by EnCap Partners, GP, LLC, its general partner.
(10) By EnCap Equity Fund XI GP, L.P., its general partner; by EnCap Equity Fund XI GP, LLC, its general partner; by EnCap Investments L.P., its sole member; by EnCap Investments GP, L.L.C., its general partner.